787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 13, 2011

VIA EDGAR AND E-MAIL

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

Re:          Wave Systems Corp.

Registration Statement on Form S-3 Filed

Filed on November 1, 2011

Dear Mr. Crispino:

On behalf of Wave Systems Corp (“Wave”), attached hereto for filing is an amended Form S-3 which has been revised to reflect the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form S-3 filed on November 1, 2011 (the “Form S-3”). Set forth below are the responses of Wave to the comments of the Staff contained in your letter, dated November 23, 2011, to Mr. Steven K. Sprague.

Selling Stockholders, page 9

1.                                       Comment:  Please identify the natural person or persons who exercise sole or shared voting and/or dispositive power over the shares being registered for resale by the selling shareholders.

Response:  We have revised page 10 of Form S-3 to add footnotes (2) through (10) to indicate any natural persons who exercise sole or shared voting and/or dispositive power over the shares being registered for resale by the applicable selling shareholders.

2.                                       Comment:  Please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:  We have revised page 10 of Form S-3 to add footnote (1) to indicate that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8274.

Very truly yours,

/s/ David B. Cosgrove

David B. Cosgrove

cc:           Steven K. Sprague, Wave Systems Corp.

Neil W. Townsend, Esq.

Enclosures